FORM 5

ANNUAL STATEMENT OF

CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Form 3 Holdings Reported

Form 4 Transactions Reported

  Name and Address of Reporting Person*

(Last)	Sparkman
(First)	Ricky
(Middle)	D.
(Street)	1218 East Broadway
(City)	Campbellsville
(State)	KY
(Zip)	42718-1548

  Issuer Name and Ticker or Trading Symbol

(Issuer Name)	Community Trust Bancorp, Inc.
(Ticker or Trading Symbol)	CTBI

  I.R.S. or Social Security Number of Reporting Person (Voluntary)

(I.D. Number)

  Statement for Month/Day/Year

(Month)	December
(Year)	2002

  If Amendment, Date of Original (Month/Day/Year)

(Month/Day)
(Year)

  Relationship of Reporting Person(s) to Issuer (Check all applicable)

  X

(Director)
X	(Officer, include title) Executive Vice President

(10% Owner)
(Other, specify below)

  Individual or Joint/Group Filing (Check Applicable Line)

X

X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transac-tion Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of ( D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 & 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock						1,032.546(1)	I	By ESOP
Common Stock						1,187.895(1)	I	By 401(k) Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5 (Continued)

Table II - Derivative Securities Acquired, Disposed of or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	(A)	(D)	Date Exercisable	Expiration Date

Table II Continued - Derivative Securities Acquired, Disposed of or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares

Explanation of Responses: (1) Between January 1, 2002, and December 31, 2002, the reporting person acquired 300.492 shares of CTBI common stock under the CTBI ESOP Plan and 260.52 shares of CTBI common stock under the CTBI 401(k) Plan.

**Intentional misstatements or omissions of facts constitute Federal /s/ Ricky D. Sparkman by Marilyn T. Justice, Attorney-in-Fact **Signature of Reporting Person 02/11/03-Date

Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instructions 6 for procedure.

To view the actual filing form and general Instructions go to: http://www.sec.gov/divisions/corpfin/forms/form5.htm